

2025 ANNUAL REVIEW

# BUILDING A STRONGER
# TOMORROW



ACNB
Corporation



We believe progress begins with people. Every relationship we build, every decision we make, and every partnership we form is guided by a shared purpose—to strengthen the communities we call home. By providing accessible and customer-focused financial services, we're creating opportunities that support families, businesses, and local organizations today, while establishing a resilient foundation for the future. Together, we're building a stronger tomorrow— one defined by connection, trust, and shared success.

# REPORT TO SHAREHOLDERS

The past year was truly a transformational time for ACNB Corporation. In 2025, we delivered on our commitment to creating value for our shareholders and customers by executing the largest strategic transaction in our company's history: the successful acquisition and integration of Traditions Bancorp, Inc. This milestone has further elevated our reputation as a premier, locally focused and managed community bank by significantly expanding our footprint in attractive markets and adding valuable relationships and talent. Despite the complexities of integration and a dynamic economic landscape, ACNB Corporation achieved a record year of earnings. Our performance and accomplishments in 2025 are the result of a focus on disciplined community banking and living our vision of building relationships and finding solutions. Together, we are building a stronger tomorrow for our customers, community partners, employees, and shareholders.

**2025 Record Financial Performance**

ACNB Corporation's full year record financial results reflect both the scale of our growth and another robust year of operating performance. We reported a record net income of $37.1 million for the full year 2025, or $3.60 diluted earnings per share, a $5.2 million increase over 2024. Core net income[1], which adjusts for certain merger costs and other discrete items, reached $52.4 million. Our balance sheet grew to total assets of $3.23 billion by year-end, driven primarily by the addition of $877.7 million in assets from the Traditions Bancorp, Inc. acquisition.

While the increased scale and growth of the Corporation certainly contributed to these record earnings, ACNB Corporation's business lines continued to perform very favorably. Our fully taxable equivalent net interest margin expanded to 4.23%, up from 3.79% in 2024, benefiting from higher loan yields, lower deposit costs, and the accretion of acquisition accounting. We also saw positive increases in our non-interest income compared to the prior year due primarily to increases in gain on sales of residential mortgage loans, as well as meaningful revenues from wealth management fee income and sales of insurance products.

# TOGETHER, WE ARE BUILDING A STRONGER TOMORROW—ONE DEFINED BY CONNECTION, TRUST & SHARED SUCCESS

The Corporation's core return on average equity[1] of 13.36% and core return on average assets[1] of 1.64% for 2025 reflect strong underlying performance across our lines of businesses.

As part of our efforts to position the Corporation for continued success, in December 2025, we completed a strategic repositioning of our investment securities portfolio, selling $74.6 million in lower-yielding securities to improve future interest income. While the Corporation took an after-tax loss of $2.8 million on the transaction, which negatively impacted 2025 results, it allowed us to reinvest the proceeds of the sale into significantly higher yielding assets, which will contribute to our financial performance in the future.

## Traditions Bancorp, Inc. Acquisition and Integration

A major accomplishment of ACNB Corporation and its teams in the past year was the successful acquisition and integration of Traditions Bancorp, Inc. and its operating subsidiary Traditions Bank. By acquiring Traditions Bank, ACNB Bank expanded its community banking branch office network by six offices throughout the attractive markets of York and Lancaster Counties in Pennsylvania.

While the transaction legally closed on February 1, 2025, it took many months of hard work by our employees to prepare for the operational integration and systems conversion of Traditions Bank into ACNB Bank in April 2025. Our teams were intensely focused on ensuring that these efforts were not only successful, but presented as little disruption and impact to customers as possible. We look back at our teams' efforts in 2025 with gratitude and pride for the dedication they showed to delivering a successful integration and customer experience.

As a combined company, we believe we are stronger and better equipped to deliver on our commitment to providing a full array of financial services to our customers than either company was on its own. By expanding our geographic footprint, acquiring talented employees, and gaining relationships with new customers, this acquisition has positioned the Corporation for continued success into the future.

## ACNB Bank

ACNB Bank, our banking subsidiary, is the primary driver of revenues and profit at ACNB Corporation. The majority of the Bank's revenue is premised on a longstanding business model of reinvesting our depositors' dollars into loans to individuals and businesses in our local communities. Today, ACNB Bank serves its local communities with banking and wealth management services via a network of 33 community banking offices and two loan offices located throughout south central Pennsylvania and northern Maryland. In addition, ACNB Bank continues to invest in new technology and an array of digital and mobile tools to better serve both our current and future customers, and offers many treasury management services to meet our business customers' needs.

In 2025, ACNB Bank's growth in loans and deposits compared to the prior year was primarily driven by the acquisition of Traditions Bank. The Bank's deposit base grew to $2.45 billion at year end 2025, a 36.7% increase over $1.79 billion at the end of 2024, and the loan portfolio grew to $2.33 billion in total loans at the end of 2025, an increase of 38.5% over the $1.68 billion at the end of 2024. Despite this growth in the loan portfolio, combined with competitive market conditions and uncertainty in the economic environment, ACNB Bank's asset quality continues to be a key strength. As of the end of the year, the ratio of non-performing loans to total loans (net of unearned income) was at 0.46%, and the ratio of net charge-offs for the year to average loans outstanding stood at 0.01%. These outstanding credit quality metrics are evidence of the Bank's disciplined underwriting and origination process.

While the Bank's business of providing accessible financial services to our local customers and communities is a core part of our identity, ACNB Bank employees also demonstrated their commitment to their local communities through volunteerism and community engagement. The Bank complemented our employees' support of local organizations by making financial contributions of approximately $600,000 to community organizations and non-profits in 2025. Of that amount, $370,000 consisted of donations and grants to 69 non-profit organizations through the Pennsylvania Educational Improvement Tax Credit (EITC) program.

## Traditions Mortgage

ACNB Bank's Residential Mortgage Lending Division, which operates as Traditions Mortgage throughout the Bank's entire footprint, is proud to provide the means to homeownership for individuals and families. Traditions Mortgage has a variety of lending capabilities, including conventional, FHA, USDA,

---

[1] *Non-GAAP financial measure. Please refer to the calculation on the Financial Highlights page later in the annual review.*

VA, construction, and programs for professionals, first-time homeowners, low-income homeowners, and a variety of other unique circumstances. While 2025 continued to present a challenging mortgage market with housing inventory at record low levels and mortgage rates still relatively high compared to the prior decade, Traditions Mortgage was still able to assist customers with 926 mortgage loans totaling over $275.4 million. The Bank sells the majority of these loans on the secondary mortgage market, and the Bank's gain on the sale of mortgages in 2025 totaled $5.3 million in revenue, compared to $301 thousand in 2024. The Mortgage Division not only assists the Bank in supporting the credit needs of its communities, but further diversifies the revenue stream to the Corporation. While housing and interest rate challenges may persist into the future, the expertise and capabilities of Traditions Mortgage ensure that the Bank is poised to serve its customers' needs regardless of the economic environment.

## Wealth Management

ACNB Bank's Wealth Management Division is composed of Trust & Investment Services staff and Wealth Advisors, with the goal of working in tandem to offer a full range of options for client investment planning and portfolio management. Under the Bank's trust powers, traditional fiduciary, investment and related services are provided to clients. Via a third-party relationship, ACNB Bank offers retail brokerage services under the brand of ACNB Wealth Advisors. With assets under management and administration of $738.8 million at December 31, 2025, the Wealth Management Division attained revenues from fiduciary, investment management, and brokerage activities of $4.5 million for the year, an increase of 5.9% over the prior year. From the beginning of 2024 to the end of 2025, the Wealth Management Division has grown its assets under management and administration by over $99 million, representing a 15.5% increase. This significant growth is a testament to the Wealth Management Division's client-centered approach combined with favorable market performance during that period.

## ACNB Insurance Services, Inc.

Operating from its primary offices in Westminster, Maryland and Gettysburg, Pennsylvania, ACNB Insurance Services, Inc. is a full-service insurance agency offering a broad range of property, casualty, liability, health, life, and disability insurance to both personal and commercial clients that is licensed to do business in 46 states. The agency, a subsidiary of the Corporation, provides a significant source of noninterest income for ACNB Corporation in the form of commissions from insurance sales. In 2025, revenues were $9.5 million, down slightly from the $9.8 million in 2024. The agency's net income declined over the prior year to $620 thousand in 2025, primarily driven by a write-off of legacy accounts receivable, combined with the agency's ongoing investments in its people, technology capabilities, and community partnerships. These investments position the agency for future growth and long-term value creation. The agency is a strategic asset that adds diversity to the Corporation's revenue stream by way of stable non-interest income derived from a larger geographic area, and reinforces the Corporation's position in the marketplace as a complete provider of financial services encompassing both banking and insurance.

## Shareholder Dividends and Equity

In 2025, ACNB Corporation furthered its long history of paying a sustainable and growing dividend to its shareholders. In 2025, the Corporation paid cash dividends of $1.38 per share of common stock to its shareholders, an increase of 9.5% over the $1.26 per share paid in 2024. In that same time frame, the quarterly cash dividend amount increased by 18.8% to $0.38 per share in December of 2025 from $0.32 in December of 2024. Despite this meaningful increase in the amount of dividends paid in 2025, the Corporation's dividend payout ratio was a sustainable 38.3% of earnings. The Corporation has increased the amount of cash dividends paid each year for eight consecutive years since 2017, and views dividends as a means of rewarding our shareholders for their continued investment in the Corporation, while also allowing sufficient earnings to be retained by the Corporation for continued growth and reinvestment into the business.

At year-end 2025, total stockholders' equity was $420.0 million. As compared to $303.3 million at year-end 2024, this is an increase of 38.5%, due primarily to the common stock equity issued in conjunction with the Traditions Bancorp acquisition as well as earnings retained as capital in 2025. Book value increased to $40.63 per share as of year-end 2025, a 14.1% increase over the $35.61 per share at year-end 2024.

## In Closing

While 2025 was a record year by many measures, our success enables us to turn towards 2026 with confidence and enthusiasm. On behalf of our board of directors and management team, we would like to express our gratitude to the support of our shareholders—your investment in ACNB Corporation allows us to provide accessible and customer-focused financial services to members of our local communities, while creating a foundation for future long-term growth and profitability. Together, we are building a stronger tomorrow—one defined by connection, trust, and shared success.

Sincerely,

Alan J. Stock
Chair of the Board

James P. Helt
President & Chief Executive Officer

# PROFILE & GEOGRAPHY

ACNB Corporation, headquartered in Gettysburg, PA, is the independent $3.23 billion financial holding company for the wholly-owned subsidiaries of ACNB Bank, Gettysburg, PA, including its operating divisions Traditions Bank and Traditions Mortgage, and ACNB Insurance Services, Inc., Westminster, MD.

Originally founded in 1857, ACNB Bank serves its marketplace with banking and wealth management services, including trust and retail brokerage, via a network of 33 community banking offices and two limited purpose offices located in the Pennsylvania counties of Adams, Berks, Cumberland, Franklin, Lancaster and York and the Maryland counties of Baltimore, Carroll and Frederick.

ACNB Insurance Services, Inc. is a full-service insurance agency with licenses in 46 states. The agency offers a broad range of property, casualty, health, life and disability insurance serving personal and commercial clients through office locations in Westminster, MD, and Gettysburg, PA.

For more information regarding ACNB Corporation and its subsidiaries, please visit investor.acnb.com.

# MARKET GEOGRAPHY

BERKS
CUMBERLAND
LANCASTER
FRANKLIN
ADAMS
YORK
PENNSYLVANIA
MARYLAND
CARROLL
FREDERICK
BALTIMORE

**Our Locations**

- ★ ACNB Corporation Operations Center
- ● ACNB Bank
- ■ ACNB Bank Loan Office
- ▲ ACNB Insurance Services, Inc.
- ● Traditions Bank, A Division of ACNB Bank
- ★ Traditions Center

Visit acnb.com and acnbinsurance.com for specific locations.











ACNB Corporation | ACNB BANK | ACNB INSURANCE SERVICES | TRADITIONS BANK A Division of ACNB Bank | TRADITIONS MORTGAGE A Division of ACNB Bank

# OUR CORE VALUES

We believe the success of this company is
the responsibility of every employee.

We treat everyone with dignity and respect.

We tell the truth and keep our promises.

We encourage creative thinking and
alternative solutions.

We recognize communication and teamwork
are essential to building relationships.

We embrace change as an opportunity and
see every challenge as a chance to make
a difference.

We take ownership of every opportunity to
satisfy our customers and our coworkers.

. . .

We work hard to exceed expectations,
fulfill our mission, and live our values.

Positive. Professional. Proud.

# FINANCIAL HIGHLIGHTS

| For The Year | 2025 | 2024 | 2023 |
|---|---|---|---|
| Net Interest Income | $123,090,000 | $83,611,000 | $88,320,000 |
| Net Income | 37,051,000 | 31,846,000 | 31,688,000 |
| Core Net Income* | 52,415,000 | 33,428,000 | 35,167,000 |
| Cash Dividends Paid | 14,382,000 | 10,713,000 | 9,702,000 |

| Per Common Share | | | |
|---|---|---|---|
| Basic Earnings | $ 3.61 | $ 3.75 | $ 3.72 |
| Diluted Earnings | 3.60 | 3.73 | 3.71 |
| Cash Dividends Paid | 1.38 | 1.26 | 1.14 |
| Book Value (Year-End) | 40.63 | 35.61 | 32.73 |

| At Year-End | | | |
|---|---|---|---|
| Total Assets | $3,228,126,000 | $2,394,830,000 | $2,418,847,000 |
| Total Loans | 2,330,514,000 | 1,682,910,000 | 1,627,988,000 |
| Total Deposits | 2,450,185,000 | 1,792,501,000 | 1,861,813,000 |
| Total Stockholders' Equity | 419,974,000 | 303,273,000 | 277,461,000 |

| Key Ratios | | | |
|---|---|---|---|
| Return on Average Assets | 1.16% | 1.31% | 1.32% |
| Core Return on Average Assets* | 1.64% | 1.37% | 1.47% |
| Return on Average Equity | 9.44% | 10.94% | 12.23% |
| Core Return on Average Equity* | 13.36% | 11.49% | 13.57% |
| Dividend Payout | 38.82% | 33.64% | 30.62% |
| Average Stockholders' Equity to Average Assets | 12.27% | 11.95% | 10.83% |

*   *Calculated excluding the discrete merger expenses and the initial loan loss provision for non-purchased credit deteriorated loans incurred as a result of the acquisition and integration of Traditions Bancorp, Inc., net of the corresponding tax impact, in the amounts of $12.60 million and $1.58 million for the years ended December 31, 2025 and 2024, respectively, and excluding the strategic balance sheet repositionings, net of the corresponding tax impact, in the amounts of $2.77 million and $3.48 million for the years ended December 31, 2025 and 2023, respectively. ACNB Corporation's core net income was $52.42 million, $33.43 million and $35.17 million for the years ended December 31, 2025, 2024 and 2023, respectively. These non-GAAP financial measures should not be considered a substitute for GAAP basis measures, and the Corporation strongly encourages a review of its condensed consolidated financial statements in their entirety.*

# FINANCIAL OVERVIEW

**Total Assets** In Millions of Dollars



| 2021 | 2022 | 2023 | 2024 | 2025 |
|------|------|------|------|------|
| $2,787.0 | $2,525.5 | $2,418.8 | $2,394.8 | $3,228.1 |

**Total Deposits** In Millions of Dollars



| 2021 | 2022 | 2023 | 2024 | 2025 |
|------|------|------|------|------|
| $2,426.4 | $2,199.0 | $1,861.8 | $1,792.5 | $2,450.2 |

**Total Loans** In Millions of Dollars



| 2021 | 2022 | 2023 | 2024 | 2025 |
|------|------|------|------|------|
| $1,468.4 | $1,538.6 | $1,628.0 | $1,682.9 | $2,330.5 |

**Total Stockholders' Equity** In Millions of Dollars



| 2021 | 2022 | 2023 | 2024 | 2025 |
|------|------|------|------|------|
| $272.1 | $245.0 | $277.5 | $303.3 | $420.0 |

**Net Income** In Millions of Dollars



| 2021 | 2022 | 2023 | 2024 | 2025 |
|------|------|------|------|------|
| $27.8 | $35.8 | 31.7/$35.2** | $31.8/$33.4* | $37.1/$52.4† |

**Book Value Per Share** In Dollars



| 2021 | 2022 | 2023 | 2024 | 2025 |
|------|------|------|------|------|
| $31.35 | $28.78 | $32.73 | $35.61 | $40.63 |

** *Excluding the strategic balance sheet repositioning, net of the corresponding tax impact, in the amount of $3.5 million, ACNB Corporation's core net income for the year ended December 31, 2023, was $35.2 million (non-GAAP).*

* *Excluding the discrete merger expenses incurred as a result of the acquisition and integration of Traditions Bancorp, Inc., net of the corresponding tax impact, in the amount of $1.6 million, ACNB Corporation's core net income for the year ended December 31, 2024, was $33.4 million (non-GAAP).*

† *Excluding the discrete merger expenses and the initial loan loss provision for non-purchased credit deteriorated loans incurred as a result of the acquisition and integration of Traditions Bancorp, Inc., net of the corresponding tax impact, in the amount of $12.6 million and excluding the strategic balance sheet repositioning, net of the corresponding tax impact, in the amount of $2.8 million, ACNB Corporation's core net income for the year ended December 31, 2025, was $52.4 million (non-GAAP).*

# CONSOLIDATED STATEMENTS OF CONDITION

Dollars in thousands, except per share data

| | DECEMBER 31 | |
|---|---|---|
| **Assets** | **2025** | 2024 |
| Cash and due from banks | $ 20,611 | $ 16,352 |
| Interest-bearing deposits with banks | 45,037 | 30,910 |
| Total Cash and Cash Equivalents | 65,648 | 47,262 |
| Equity securities with readily determinable fair values | 949 | 919 |
| Investment securities available for sale, at estimated fair value | 466,894 | 393,975 |
| Investment securities held to maturity, at amortized cost (fair value $57,537, $56,924) | 63,288 | 64,578 |
| Loans held for sale | 28,170 | 426 |
| Total loans, net of unearned income | 2,330,514 | 1,682,910 |
| Less: Allowance for credit losses | (23,672) | (17,280) |
| Loans, net | 2,306,842 | 1,665,630 |
| Premises and equipment, net | 30,648 | 25,454 |
| Right of use asset | 4,155 | 2,663 |
| Restricted investment in bank stocks | 14,237 | 10,853 |
| Investment in bank-owned life insurance | 105,840 | 81,850 |
| Investments in low-income housing partnerships | 751 | 877 |
| Goodwill | 64,449 | 44,185 |
| Intangible assets, net | 22,435 | 7,838 |
| Assets held for sale | 275 | — |
| Foreclosed assets held for resale | 19 | 438 |
| Other assets | 53,526 | 47,882 |
| **Total Assets** | **$ 3,228,126** | $ 2,394,830 |
| **Liabilities and Stockholders' Equity** | | |
| Deposits: | | |
| Noninterest-bearing | $ 553,855 | $ 451,503 |
| Interest-bearing | 1,896,330 | 1,340,998 |
| Total Deposits | 2,450,185 | 1,792,501 |
| Short-term borrowings | 64,740 | 15,826 |
| Long-term borrowings | 255,376 | 255,333 |
| Lease Liability | 4,451 | 2,764 |
| Allowance for unfunded commitments | 1,831 | 1,394 |
| Other liabilities | 31,569 | 23,739 |
| **Total Liabilities** | **2,808,152** | 2,091,557 |
| Stockholders' Equity: | | |
| Preferred stock ($2.50 par value; 20,000,000 shares authorized; no shares outstanding at December 31, 2025 and 2024) | — | — |
| Common stock ($2.50 par value; 20,000,000 shares authorized; 11,028,152 and 8,945,293 shares issued; 10,372,251 and 8,553,785 shares outstanding at December 31, 2025 and 2024, respectively) | 27,564 | 22,357 |
| Treasury stock, at cost (655,901 and 391,508 shares at December 31, 2025 and 2024, respectively) | (22,367) | (11,203) |
| Additional paid-in capital | 179,658 | 99,163 |
| Retained earnings | 257,293 | 234,624 |
| Accumulated other comprehensive loss | (22,174) | (41,668) |
| **Total Stockholders' Equity** | **419,974** | 303,273 |
| **Total Liabilities and Stockholders' Equity** | **$ 3,228,126** | $ 2,394,830 |

*See the consolidated financial statements and accompanying notes presented in the Corporation's Annual Report on Form 10-K.*

# CONSOLIDATED STATEMENTS OF INCOME

Dollars in thousands, except per share data

| | YEARS ENDED DECEMBER 31 | |
|---|---|---|
| **Interest and Dividend Income** | **2025** | **2024** |
| Loans, including fees: | | |
| Taxable | $ 142,485 | $ 90,547 |
| Tax-exempt | 1,276 | 1,232 |
| Investment Securities: | | |
| Taxable | 13,195 | 10,748 |
| Tax-exempt | 1,149 | 1,136 |
| Dividends | 1,299 | 970 |
| Other | 3,808 | 2,832 |
| **Total Interest and Dividend Income** | 163,212 | 107,465 |
| **Interest Expense** | | |
| Deposits | 26,699 | 11,194 |
| Short-term borrowings | 1,639 | 859 |
| Long-term borrowings | 11,784 | 11,801 |
| **Total Interest Expense** | 40,122 | 23,854 |
| **Net Interest Income** | 123,090 | 83,611 |
| Provision for (reversal of) credit losses | 5,262 | (2,437) |
| Reversal of unfunded commitments | (532) | (326) |
| **Net Interest Income After Provisions for (Reversal of) Credit Losses and Unfunded Commitments** | 118,360 | 86,374 |
| **Noninterest Income** | | |
| Insurance commissions | 9,482 | 9,754 |
| Gain from mortgage loans held for sale | 5,266 | 301 |
| Service charges on deposits | 4,841 | 4,144 |
| Wealth management | 4,475 | 4,226 |
| ATM debit card charges | 3,563 | 3,303 |
| Earnings on investment in bank-owned life insurance | 2,593 | 1,979 |
| Gain on life insurance proceeds | 285 | — |
| Net (losses) gains on sales or calls of investment securities | (3,535) | 69 |
| Net gains (losses) on equity securities | 30 | (9) |
| Other | 1,609 | 963 |
| **Total NonInterest Income** | 28,609 | 24,730 |
| **Noninterest Expenses** | | |
| Salaries and employee benefits | 52,779 | 42,929 |
| Equipment | 9,477 | 7,321 |
| Net occupancy | 5,177 | 4,162 |
| Professional services | 2,660 | 2,140 |
| Other tax | 1,847 | 1,446 |
| FDIC and regulatory | 1,751 | 1,425 |
| Intangible assets amortization | 4,257 | 1,244 |
| Merger-related | 10,718 | 2,045 |
| Other | 11,849 | 7,973 |
| **Total Noninterest Expenses** | 100,515 | 70,685 |
| **Income Before Income Taxes** | 46,454 | 40,419 |
| Income taxes | 9,403 | 8,573 |
| **Net Income** | $ 37,051 | $ 31,846 |

# BOARDS OF DIRECTORS

## ACNB Corporation and ACNB Bank

**Alan J. Stock**
Retired Owner & President
Eicholtz Company
Chair of the Board
ACNB Corporation and ACNB Bank

**Todd L. Herring**
Market Director
Pivot – Athletico Physical Therapy
First Vice Chair of the Board
ACNB Corporation and ACNB Bank

**Eugene J. Draganosky**
Retired CEO
Traditions Bancorp, Inc.
& Traditions Bank
Second Vice Chair of the Board
ACNB Corporation and ACNB Bank

**Elizabeth F. Carson**
Retired Senior Vice President
M&T Bank

**Kimberly S. Chaney**
Retired Owner
Kimberly S. Chaney, CPA LLC

**Alexandra C. Chiaruttini**
Chief Administrative Officer
& General Counsel
York Water Company

**Frank Elsner, III**
Owner & Managing Director
ODT Global, LLC

**James P. Helt**
President & CEO
ACNB Corporation and ACNB Bank

**Scott L. Kelley, Esquire**
Counsel
Barley Snyder LLP

**James J. Lott**
President
Bonnie Brae Fruit Farms, Inc.

**Donna M. Newell**
President & CEO
NTM Engineering, Inc.

**John M. Polli**
CEO
Reliance Student
Transportation, LLC

**Daniel W. Potts**
Retired Consultant
Deloitte Consulting

**D. Arthur Seibel, Jr.**
Retired Managing Director
Cristal Inorganic Chemicals
Switzerland, Ltd.

## ACNB Insurance Services, Inc.

**James P. Helt**
Chair of the Board

**Frank Elsner, III**
Vice Chair of the Board

**Kimberly S. Chaney**
**Eugene J. Draganosky**
**Scott L. Kelley, Esquire**

**Daniel W. Potts**
**Alan J. Stock**

# OFFICERS

## ACNB Corporation

**James P. Helt**
President & Chief Executive Officer

**Jason H. Weber**
Executive Vice President/Treasurer
& Chief Financial Officer

**Kevin J. Hayes**
Senior Vice President/
General Counsel, Secretary,
& Chief Governance Officer

OUR PERFORMANCE & ACCOMPLISHMENTS
IN 2025 ARE THE RESULT OF A FOCUS
ON DISCIPLINED COMMUNITY BANKING
& LIVING OUR VISION OF BUILDING
RELATIONSHIPS & FINDING SOLUTIONS

# OFFICERS

## ACNB Bank

### EXECUTIVE & SENIOR MANAGEMENT

**James P. Helt**
President & Chief Executive Officer

**Mark E. Blacksten**
Executive Vice President/
Maryland Market President

**Brett D. Fulk**
Executive Vice President/
Chief Strategy Officer

**Laurie A. Laub**
Executive Vice President/
Chief Credit Officer

**Douglas A. Seibel**
Executive Vice President/
Chief Lending Officer

**Jason H. Weber**
Executive Vice President/
Treasurer & Chief Financial Officer

**Thomas J. Adkinson**
Senior Vice President/
Operations Manager

**Mark P. Bernier**
Senior Vice President/
Wealth Management Officer

**Emily E. Berwager**
Senior Vice President/
Chief Human Resources Officer

**Andrew A. Bradley**
Senior Vice President/
Chief Risk Officer

**John S. Eaton**
Senior Vice President/
Agribusiness Lending Manager

**Teresa L. Gregory**
President
Traditions Mortgage,
A Division of ACNB Bank

**Scott E. Hartlaub**
Senior Vice President/
Technology Services Manager

**Kevin J. Hayes**
Senior Vice President/
General Counsel, Secretary,
& Chief Governance Officer

**Andrew P. Heck**
Senior Vice President/
Regional Commercial
Lending Manager

**Christopher A. Helt**
Senior Vice President/
Regional Commercial
Lending Manager

**Michael E. Huson**
Senior Vice President/
Market President—
York/Lancaster/Berks

**Patrick A. Klinger**
Senior Vice President/
Chief Accounting Officer/Controller

**Nicholas C. Litrenta**
Senior Vice President/
Regional Commercial
Lending Manager

**Laura L. McCusker**
Senior Vice President/
Community Banking Officer

**Lisa A. Monthley**
Senior Vice President/
Regional Sales Manager

**Adnan Pasic**
Senior Vice President/
Regional Commercial
Lending Manager

**Gary W. Rappoldt**
Senior Vice President/
Regional Commercial
Lending Manager

**Jeffrey A. Schleicher**
Senior Vice President/
Principal Treasury Officer

**Merle J. Zehr**
Senior Vice President/
Regional Commercial
Lending Manager

### FIRST VICE PRESIDENTS

Justin H. Peterman

Patrick O. Sease

Linda D. Senft

### VICE PRESIDENTS

Justin C. Anderson
Mark J. Aswall
Daniel K. Baer
Krista E. Blasser
Duane E. Bock
Tonya A. Boczek
Dawn M. Bornman
Sarah E. Brechbuehl
Kathleen L. Brown
Michael S. Burrier
Jamie K. Cash
Cara Lynn Clabaugh

Suzette L. Covalt
Joseph A. DeLizia
Carolyn M. Dull
Tiffany M. Faust
Stephanie N. Fitch
Melissa P. Fulmer
Christopher D. Grimm
Bonnie L. Gyenes
C. Edward Hesson Jr.
Grant J. Holub
John D. Husser
Michael P. Kelly

Frank E. Koser II
William B. Landin
Gregory S. Liegey
Nathan E. Lightner
Julie A. Marshall
Lauren E. McMullen
Leslie R. Metzger
Robin L. Murray
Gregory D. Patterson
Kristi N. Riley-Platt
Linda S. Roth
Christine R. Settle

Michael W. Sharp
Thomas M. Slover
Kristen R. Snow
Anthony A. Spangler
Albert W. van Olden
Kathleen P. Wagner
Stephen R. Wientge
Jonathan M. Williams
Charles A. Wurster
Christina D. Ziser

### ASSISTANT VICE PRESIDENTS

Danielle L. Barto
Brittney L. Beckwith
Matthew D. Bossalina
Angela J. Boswell
Amber R. Bowers
James W. Coombes
Elizabeth J. Dellinger
Ryan J. Dieter

Kacie N. Dillman
Ankhang N. Doan
Corey V. Dorsey
Andrea D. Foore
Katie L. Force
Nathan E. Fuhrman
Jacqueline A. Grasley
Holly A. Keffer

Douglas R. Lindsay
Jared A. Lockwood
Joey L. Martin
Zinnia Mayo
Lisa M. Miller
Stanley E. Miller
Barbara A. Morrison-Ritenour
Brian M. Neely

Zachary K. Pretty
Andrea J. Reed
Aaron J. Smith
Taylor D. Stetson
Ruby L. Sullivan
Gerald L. Waytashek
Gabriel S. Zepp

## ACNB Insurance Services, Inc.

**Mark A. Westcott**
President & Chief Executive Officer

**Kevin J. Hayes**
Vice President & Secretary

**Jason H. Weber**
Vice President & Treasurer

**Lynn M. Bennett**
Vice President/Accounting

**Justin C. Hockley**
Vice President/Operations

**Sharon H. Shaffer**
Vice President/Personal
Risk Management

**Lori S. Sullivan**
General Manager
Vice President/Commercial
Risk Management

# SHAREHOLDER INFORMATION

## 2026 Annual Meeting

The Annual Meeting of Shareholders for ACNB Corporation will be held on Tuesday, May 5, 2026 at 1:00 p.m. virtually via live webcast at www.cstproxy.com/acnb/2026. All proxy and other materials for the Annual Meeting are available at investor.acnb.com.

## Stock Listing

ACNB Corporation common stock is listed and traded on The Nasdaq Stock Market LLC under the symbol ACNB.

## Annual Report on Form 10-K

A copy of ACNB Corporation's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained, without charge, by contacting:

Investor Relations
ACNB Corporation
P.O. Box 3129
Gettysburg, PA 17325
717.339.5161
investor.relations@acnb.com

The Annual Report and other Corporation reports are also filed electronically with the Securities and Exchange Commission and are accessible by the public at sec.gov/edgar.

## Transfer Agent, Registrar and Dividend Disbursing Agent

Continental Stock Transfer & Trust Company
1 State Street/30th Floor
New York, NY 10004-1561
continentalstock.com

For shareholder inquiries or information regarding the ACNB Corporation Dividend Reinvestment and Stock Purchase Plan, call Continental toll free at 1.800.509.5586.

# CONTACT INFORMATION

## ACNB Bank

acnb.com

Customer Contact Center
Toll Free 1.888.334.2262

24-Hour Telephone Banking Line
Toll Free 1.888.338.2262

## ACNB Insurance Services, Inc.

acnbinsurance.com

Toll Free 1.800.289.4097

## Forward-Looking Statements

In addition to historical information, this press release may contain forward-looking statements. Examples of forward-looking statements include, but are not limited to, (a) projections or statements regarding future earnings, expenses, net interest income, other income, earnings or loss per share, asset mix and quality, growth prospects, capital structure, and other financial terms, (b) statements of plans and objectives of Management or the Board of Directors, and (c) statements of assumptions, such as economic conditions in the Corporation's market areas. Such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "intends", "will", "should", "anticipates", or the negative of any of the foregoing or other variations thereon or comparable terminology, or by discussion of strategy. Forward-looking statements are subject to certain risks and uncertainties such as national, regional and local economic conditions, competitive factors, and regulatory limitations. Actual results may differ materially from those projected in the forward-looking statements. Such risks, uncertainties, and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: short-term and long-term effects of inflation and rising costs on the Corporation, customers and economy; effects of governmental and fiscal policies, as well as legislative and regulatory changes; effects of new laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) and their application with which the Corporation and its subsidiaries must comply; impacts of the capital and liquidity requirements of the Basel III standards; effects of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Financial Accounting Standards Board and other accounting standard setters; ineffectiveness of the business strategy due to changes in current or future market conditions; future actions or inactions of the United States government, including the effects of short-term and long-term federal budget and tax negotiations and a failure to increase the government debt limit or a prolonged shutdown of the federal government; effects of economic conditions particularly with regard to the negative impact of any pandemic, epidemic or health-related crisis and the responses thereto on the operations of the Corporation and current customers, specifically the effect of the economy on loan customers' ability to repay loans; effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; inflation, securities market and monetary fluctuations; risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest rate protection agreements, as well as interest rate risks; difficulties in acquisitions and integrating and operating acquired business operations, including information technology difficulties; challenges in establishing and maintaining operations in new markets; effects of technology changes; effects of general economic conditions and more specifically in the Corporation's market areas; failure of assumptions underlying the establishment of reserves for loan losses and estimations of values of collateral and various financial assets and liabilities; acts of war or terrorism or geopolitical instability; disruption of credit and equity markets; ability to manage current levels of impaired assets; loss of certain key officers; ability to maintain the value and image of the Corporation's brand and protect the Corporation's intellectual property rights; continued relationships with major customers; and, potential impacts to the Corporation from continually evolving cybersecurity and other technological risks and attacks, including additional costs, reputational damage, regulatory penalties, and financial losses. We caution readers not to place undue reliance on these forward-looking statements. They only reflect Management's analysis as of this date. The Corporation does not revise or update these forward-looking statements to reflect events or changed circumstances. Please carefully review the risk factors described in other documents the Corporation files from time to time with the SEC, including the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Please also carefully review any Current Reports on Form 8-K filed by the Corporation with the SEC.

# OUR MISSION

ACNB Corporation, the financial holding company for ACNB Bank and ACNB Insurance Services, Inc., strives to serve the financial and insurance needs of consumers, businesses and other entities through the multiple delivery channels of these subsidiaries. In all of its endeavors, the Corporation seeks to maintain its strength and independence as a leader in the markets served. Our management is dedicated to maximizing long-term investment value to its shareholders by means of:

Providing and marketing quality financial products and services designed to focus on the customer's objectives;

Ensuring a productive, encouraging and growth-oriented work environment for staff members;

Adopting and leveraging new technologies for the benefit of customer service, operational efficiencies, and/or competitive position;

Managing human and capital resources for the dual purpose of effectively serving and satisfying customers' needs and enhancing the organization's profitability; and,

Contributing to the economic vitality and overall well-being of the communities served by actively participating as a responsible and caring corporate citizen.

Fundamental to ACNB Corporation's performance is the commitment to integrity and compliance in business conduct, as well as the recognition that our business is one built upon relationships and trust.

# OUR VISION

To be the independent financial services provider
of choice in the communities served by building
relationships and finding solutions.